Exhibit 99.4

 SharkNinja Names Adam Quigley Chief Financial Officer

Needham, Mass. — November 6, 2025 — SharkNinja, Inc. (NYSE: SN), a global product design and technology company, today announced the appointment of Adam Quigley as Chief Financial Officer, effective immediately. Quigley, who has served as Interim CFO since September 2025, will continue to report directly to Mark Barrocas, Chief Executive Officer.

“Adam has been instrumental in shaping our financial strategy and strengthening our global operations over the past 11 years,” said Mark Barrocas, Chief Executive Officer. “His exceptional financial acumen, strategic depth, and steady leadership have helped guide the company through periods of significant growth and transformation. Adam fully embraces our mission and embodies our drive to be the best at what we do. I believe his deep understanding of our business model and proven track record make him the ideal leader for our Finance organization as we continue working to scale and diversify our extraordinary growth drivers.”

Quigley has been with SharkNinja for nearly 11 years, helping to shape the company’s financial strategy and supporting its global expansion. Since joining in 2015, he has held progressive leadership roles across the Finance organization, including Senior Vice President of Finance and Global Business Planning and Senior Vice President of Global FP&A and Strategic Finance. Over the years, his responsibilities have spanned some of the company’s most complex challenges, including the sale of the business in 2017, its listing on the Hong Kong exchange in 2019, navigating through the COVID-19 pandemic, and architecting the company’s tariff mitigation strategy.

“I’m excited to take on the role of Chief Financial Officer at such a pivotal time for SharkNinja,” said Quigley. “Our success starts with our focus on consumers and the exceptional team that brings our mission to life every day. It’s been incredible to be part of a company that continually delivers disruptive product innovation and positively impacts lives around the world. I look forward to continuing to work with Mark and the leadership team to build on our strong foundation, uphold the philosophy that drives our success, and create long-term value for our consumers and shareholders.”

Quigley holds Bachelor of Science degrees in Finance and Management from Arizona State University and an MBA in Strategy and Finance from the University of Michigan’s Stephen M. Ross School of Business.

About SharkNinja

SharkNinja is a global product design and technology company, with a diversified portfolio of 5-star rated lifestyle solutions that positively impact people’s lives in homes around the world. Powered by two trusted, global brands, Shark and Ninja, the company has a proven track record of bringing disruptive innovation to market and developing one consumer product after another has allowed SharkNinja to enter multiple product categories, driving significant growth and market share gains. Headquartered in Needham, Massachusetts with more than 3,600 associates, the company’s products are sold at key retailers, online and offline, and through distributors around the world. For more information, please visit sharkninja.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including statements relating to the success of our leadership team. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors described in SharkNinja’s filings with the Securities and Exchange Commission. SharkNinja expressly disclaims any obligation or undertaking to update the forward-looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions or circumstances on which such statements are based unless required to do so by applicable law. Forward-looking statements speak only as of the date of this press release.

Contacts
Investor Relations:
James Lamb, CFA
SVP, Investor Relations & Treasury
IR@sharkninja.com

Media Relations:
Susan Frechette
VP, Corporate Communications
PR@sharkninja.com